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                                                                    EXHIBIT 99.7

REUTERS

INTERVIEWEE: SURESH SENAPATY-CFO

SURESH SENAPATY: So, first of all I have to say that we have achieved annualized revenue run rate of over a billion dollar last quarter having reached a level of $264 million, combined IT, both global product and services as well as Indian, Middle East, and Asia Pacific IT services and products. So far as the growth is concerned, it is primarily driven by volume, as you know about 13%.

REUTERS: 13% in volumes?

SURESH SENAPATY: Dollar terms 13.4% gross, of which about 10.8% has been in volume and the balance in price, which is about 2.6%.

REUTERS: This 10.8% is over the last preceding quarter?

SURESH SENAPATY: Yes, sequential growth.

REUTERS: Okay, so versus Q1, 10.8% increase in the volume and 2.6% increase in prices.

SURESH SENAPATY: Absolutely.

REUTERS: What about the price?

SURESH SENAPATY: Pricing, like I said, that after being flat to negative over the past several quarters, we have got into our price increase up to about 2.2% onsite this particular quarter.

REUTERS: So, 10.8% in volume and 2.6% in pricing.

SURESH SENAPATY: That is right.

SURESH SENAPATY: I think going forward, we are saying the pricing pressure has tapered off like we have been saying about it and we are going by the fact that we are able to get customers at relatively higher prices than our current average. We think the new customer acquisitions are at an average rate little superior compared to our current average rate. Given the situation, we think the price realization would move in a narrow band going forward because it will be a function of the type of services, it is a function of the mix of customers having low rates versus high rates and so on and so forth. But, overall the trend seems to be very encouraging.

REUTERS: And, going ahead so prices should be stable, looking at it.

SURESH SENAPATY: There is a fair amount of indications of that that prices would be stable.

REUTERS: What about for the volumes, continue to be driven by volume growth?

SURESH SENAPATY: Absolutely, I think going forward also we have guided about $241 million of revenue, which is about 8.6% growth and that will also be driven primarily by volume.

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REUTERS: But what is happening, are existing clients ramping up orders like your telecom clients, which was the concern area for the last few quarters? Is that where the growth is coming from or new clients are adding on and given business?

SURESH SENAPATY: I think if you look at across the board in terms of verticals there has been grown. For example, our technology infrastructure support services, has grown sequentially 36%, package implementation has grown sequentially 19%, and BPO has grown 21.8%. Similarly the geographies. US geography has grown by 14.9% sequentially, and Europe about 10%. So, geography wise as well as across board practice and also if you look at vertical wise, the telecom space has grown about 14% sequentially. Engineering services that is the embedded and product engineering services has grown by 14% sequentially.

REUTERS: But, sir concern here was typically for telecom because that had affected growth in the last two quarters, so do you see that the finance and telecom is getting over the down turn? So, basically comments on telecom shows a track, what is that, what is happening there?

SURESH SENAPATY: It is improving on that area. We are seeing a stronger demand from the telecom OEM customers. Telecom companies are planning products to be launched in the middle of 2004 to end of 2004, and therefore a lot of activities are taking place in terms of product development and we are seeing some part of that getting outsourced.

REUTERS: So, this would be like clients such as Cisco, Nortel, and all these clients also.

SURESH SENAPATY: That is right.